Flora Growth Announces Warrant Extensions
TORONTO, ONTARIO – July 22, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora”, “Flora Growth” or the “Company”), a leading all-outdoor cultivator and global manufacturer of cannabis-derived products and brands, is pleased to announce that it has extended the expiry dates by three months of approximately 6.67 million (on a post-consolidation basis) of its common share purchase warrants (“Warrants”), being all of the unexercised Warrants issued by the Company (on a post-consolidation basis) pursuant to its Regulation A+ Tier 2 offering of units that closed in December 2020.
The Warrants are exercisable into common shares of Flora at a price of US$3.00 per common share and previously had expiry dates falling 18 months following their respective issue dates. The Company has extended the expiry dates of the Warrants by three months, such that the Warrants now expire 21 months following their respective issue dates. The new Warrant expiry dates range from October 25, 2021 to October 20, 2022. All other terms and conditions of the Warrants, including the exercise price, remain the same.
About Flora Growth Corp.
Flora is a cannabis company that leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. As the operator of one of the largest outdoor cultivation facilities, Flora strives to market a higher-quality premium product at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products that help consumers restore and thrive. Visit www.floragrowth.ca or follow @floragrowthcorp on social media for more information.
Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.ca

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com
Cautionary Statement Concerning Forward-Looking Statements
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